FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 30, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 30, 2013 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Joseph Su, Manager ir@aseglobal.com Clare Lin, Senior Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2012

Taipei, Taiwan, R.O.C., January 30, 2013 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenue1 of NT$56,008 million for the fourth quarter of 2012 (4Q12), up by 21% year-over-year and up by 14% sequentially.  Net income for the quarter totaled NT$4,387 million, up from a net income of NT$2,639 million in 4Q11 and up from a net income of NT$3,446 million in 3Q12.  Diluted earnings per share for the quarter were NT$0.58 (or US$0.099 per ADS), compared to diluted earnings per share of NT$0.35 for 4Q11 and NT$0.45 for 3Q12.

For the full year of 2012, the Company reported net revenues of NT$193,972 million and net income of NT$13,091 million.  Diluted earnings per share for the full year of 2012 was NT$1.71 or US$0.289 per ADS.

"ASE's continued execution to expand operations and deliver growth led to 5% year-on-year revenue improvement in 2012, again setting a new record for the Company," stated ASE Group Chairman and CEO, Jason Chang.  "Our steadfast commitment to shareholders, customers, partners, and employees alike, provides the strong foundation on which we build our business, particularly as we embrace this era of mobile communications and optimize our business activities accordingly."

Chang added, "The macroeconomic climate and the cyclic nature of our industry will always impact our bottom line, however, our global strategy – expanding regional capabilities, manufacturing capacity, and product portfolio, to penetrate new markets and help drive our customers' businesses – is proving the right long-term strategy for our ongoing success.  Clearly, semiconductor is at the center of huge technology transitions worldwide, and ASE is evolving in alignment with the opportunities such transitions present."

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.
RESULTS OF OPERATIONS

4Q12 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$27,697 million, NT$6,036 million, NT$20,141 million, NT$650 million and NT$1,484 million, respectively, and each represented approximately 49%, 11%, 36%, 1% and 3%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$45,034 million, up by 19% year-over-year and up from NT$39,387 million in the previous quarter.

-	Raw material cost totaled NT$26,136 million during the quarter, representing 47% of total net revenue, compared with NT$21,532 million and 44% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,677 million during the quarter, representing 12% of total net revenue, compared with NT$6,428 million and 13% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,817 million during the quarter, up by 6% year-over-year and up by 4% sequentially.
●	Gross margin were 19.6% in 4Q12 and remained the same as 3Q12.
●
Total operating expenses during 4Q12 were NT$5,031 million, including NT$2,138 million in R&D and NT$2,893 million in SG&A, compared with total operating expenses of NT$4,806 million in 3Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, down from 11% in 4Q11, and down from 10% in 3Q12.

●	Operating income for the quarter totaled NT$5,943 million, up from NT$4,798 million in the previous quarter. Operating margin was 10.6% in 4Q12 compared to 9.8% in 3Q12.
●	In terms of non-operating items:
-	Net interest expense was NT$491 million, up from NT$409 million in the previous quarter.
-	Net foreign exchange gain of NT$587 million was primarily attributable to the depreciation of the U.S. dollar against both New Taiwanese dollar and Renminbi (“RMB”).
-	Gain on equity-method investments of NT$73 million was primarily attributable to our investment on Hung Ching Kwan Co., Ltd.
-	Loss on valuation of financial assets and liabilities was NT$400 million.
-
Other net non-operating income of NT$98 million were primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$133 million, compared to total non-operating expenses of NT$549 million for 4Q11 and total non-operating expenses of NT$340 million for 3Q12.

●
Income before tax was NT$5,810 million for 4Q12, compared to NT$4,458 million in the previous quarter.  We recorded income tax expense of NT$1,269 million during the quarter, compared to NT$865 million in 3Q12.

●	In 4Q12, net income was NT$4,387 million, compared to net income of NT$2,639 million for 4Q11 and net income of NT$3,446 million for 3Q12.
●
Our total number of shares outstanding at the end of the quarter was 7,602,292,066, including treasury stock owned by our subsidiaries.  Our 4Q12 diluted earnings per share of NT$0.58 (or US$0.099 per ADS) were based on 7,504,787,408 weighted average number of shares outstanding in 4Q12.

Advanced Semiconductor Engineering, Inc.

4Q12 Results Highlights – IC ATM2
●
Net revenue from IC ATM was NT$34,395 million for the fourth quarter of 2012, up 8% year-over-year and up 1% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$27,709 million, NT$6,036 million, and NT$650 million, respectively, and each represented approximately 80%, 18%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$26,401 million, up by 5% year-over-year and up by 1% sequentially.

-	Raw material cost totaled NT$9,880 million during the quarter, representing 29% of total net revenue, compared with NT$9,780 million and 29% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,957 million during the quarter, representing 17% of total net revenue, compared with NT$5,798 million and 17% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,453 million during the quarter, up by 5% year-over-year and up by 4% sequentially.
●	Gross margin increased 0.4 percentage points to 23.2% in 4Q12 from 22.8% in 3Q12.
●
Total operating expenses during 4Q12 were NT$3,768 million, including NT$1,697 million in R&D and NT$2,071 million in SG&A, compared with total operating expenses of NT$3,710 million in 3Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, and remained the same as 4Q11 and 3Q12.

●	Operating income for the quarter totaled NT$4,226 million, up from NT$4,016 million in the previous quarter. Operating margin was 12.3% in 4Q12 compared to 11.8% in 3Q12.

4Q12 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$20,141 million, up by 39% year-over-year and up by 33% sequentially.
●	Cost of revenues was NT$17,963 million, up by 42% year-over-year and up by 37% sequentially.

-	Raw material cost totaled NT$16,268 million during the quarter, representing 81% of total net revenue, compared with NT$11,768 million and 78% of total net revenue in the previous quarter.

-	Labor cost totaled NT$721 million during the quarter, representing 4% of total net revenue, compared with NT$629 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$233 million during the quarter, up by 21% year-over-year and up by 10% sequentially.
●	Gross margin decreased to 10.8% in 4Q12 from 13.3% in 3Q12.
●
Total operating expenses during 4Q12 were NT$1,202 million, including NT$446 million in R&D and NT$756 million in SG&A, compared with total operating expenses of NT$1,079 million in 3Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 6%, down from 9% in 4Q11 and down from 7% in 3Q12.

●	Operating income for the quarter totaled NT$976 million, up from NT$932 million in the previous quarter. Operating margin decreased to 4.8% in 4Q12 from 6.2% in 3Q12.

Advanced Semiconductor Engineering, Inc.

2012 Full-Year Results Highlights – Consolidated
●
Net revenues for the full year of 2012 amounted to NT$193,972 million, up by 5% from 2011. The revenue contribution from IC packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$104,563 million, NT$22,657 million, NT$62,483 million, NT$2,735 million and NT$1,534 million, respectively, and each represented approximately 54%, 12%, 32%, 1% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue for the year of 2012 were NT$157,348 million, compared with NT$150,338 million in 2011.

-	Raw material cost totaled NT$87,800 million during the year, representing 45% of total net revenue, compared with NT$86,783 million and 47% of total net revenue in the 2011.

-	Labor cost totaled NT$24,855 million during the year, representing 13% of total net revenue, compared with NT$22,380 million and 12% of total net revenue in 2011.

-	Depreciation, amortization and rental expenses totaled NT$22,076 million during the year, representing 11% of total net revenue, compared with NT$21,536 million and 12% of total net revenue in 2011.
●	Gross margin were 18.9% in 2012, and remained the same in 2011.
●
Total operating expenses during 2012 were NT$18,863 million, including NT$7,874 million in R&D and NT$10,989 million in SG&A. Total operating expenses as a percentage of net revenue were 10% in 2012, and remained the same in 2011.

●	Operating income for the year was NT$17,761 million, compared to operating income of NT$ 16,821 million for the previous year. Operating margin increased to 9.2% in 2012 from 9.1% in 2011.
●	Total non-operating expenses for the year were NT$1,170 million, compared to total non-operating income of NT$176 million for 2011.
●	Income before tax was NT$16,591 million for 2012. We recognized an income tax expense of NT$3,042 million during the year.
●	In 2012, net income amounted to NT$13,091 million, compared with a net income of NT$13,726 million in 2011.
●
Our total number of shares outstanding at the end of the year was 7,602,292,066, including treasury stock owned by our subsidiaries.  Our 2012 diluted earnings per share of NT$1.71 (or US$0.0.289 per ADS) were based on 7,575,895,842 weighted average number of shares outstanding in 2012.

2012 Full-Year Results Highlights – IC ATM3
●
Net revenue for the full year of 2012 amounted to NT$130,008 million, up by 2% from 2011.  The revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$104,616 million, NT$22,657 million, and NT$2,735 million, respectively, and each represented approximately 80%, 18%, and 2%, respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2012 was NT$101,344 million, compared with NT$98,885 million in 2011.

-	Raw material cost totaled NT$38,614 million during the year, representing 30% of total

2 ATM stands for Semiconductor Assembly, Testing and Material.
3 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

net revenue, compared with NT$40,762 million and 32% of total net revenue in 2011.

-	Labor cost totaled NT$22,314 million during the year, representing 17% of total net revenue, compared with NT$20,023 million and 16% of total net revenue in 2011.

-	Depreciation, amortization and rental expenses totaled NT$20,731 million during the year, representing 16% of total net revenue, compared with NT$20,261 million and 16% of total net revenue in 2011.
●	Gross margin decreased to 22.0% in 2012 from 22.5% in 2011.
●
Total operating expenses during 2012 were NT$14,301 million, including NT$6,165 million in R&D and NT$8,136 million in SG&A.  Total operating expenses as a percentage of net revenue was 11% in 2012, and remained the same in 2011.

●	Operating income for the year was NT$14,363 million, compared to operating income of NT$15,328 million for the previous year. Operating margin decreased to 11.0% in 2012 from 12.0% in 2011.

2012 Full-Year Results Highlights – EMS
●	Net revenue contribution from EMS operations for the full year of 2012 amounted to NT$62,483 million, up by 8% from 2011.
●	Cost of revenues was NT$54,950 million, up by 8% from 2011.

-	Raw material cost totaled NT$49,239 million during the year, representing 79% of total net revenue, compared with NT$46,149 million and 80% of total net revenue in 2011.

-	Labor cost totaled NT$2,541 million during the year, representing 4% of total net revenue, compared with NT$2,357 million and 4% of total net revenue in 2011.

-	Depreciation, amortization and rental expenses totaled NT$826 million during the year, representing 1% of total net revenue, compared with NT$765 million and 1% of total net revenue in 2011.
●	Gross margin increased to 12.1% in 2012 from 11.6% in 2011.
●
Total operating expenses during 2012 were NT$4,429 million, including NT$1,732 million in R&D and NT$2,697 million in SG&A.  Total operating expenses as a percentage of net revenue was 7% in 2012, down from 8% in 2011.

●	Operating income for the year was NT$3,104 million, compared to operating income of NT$2,052 million for the previous year. Operating margin increased to 5.0% in 2012 from 3.6% in 2011.

LIQUIDITY AND CAPITAL RESOURCES
●	As of December 31, 2012, our cash and current financial assets totaled NT$24,436 million, compared to NT$23,564 million as of September 30, 2012.
●	Capital expenditures in 4Q12 totaled US$200 million, of which US$133 million was used for packaging, US$44 million for testing, US$18 million for EMS and US$5 million for interconnect materials.
●
For the full year 2012, we spent US$1,074 million for capital expenditures, including US$752 million for IC packaging, US$235 million for testing, US$67 million for EMS and US$20 million for interconnect materials.

●
As of December 31, 2012, we had total bank debt of NT$84,691 million, compared to NT$84,431 million as of September 30, 2012.  Total bank debt consisted of NT$36,885 million of revolving working capital loans, NT$3,214 million of the current portion of long-term debt, and NT$44,592 million of long-term debt.  Total unused credit lines amounted to NT$77,353 million.

Advanced Semiconductor Engineering, Inc.

●	Current ratio as of December 31, 2012 was 1.16, compared to 1.14 as of September 30, 2012. Net debt to equity ratio was 0.54 as of December 31, 2012.
●	Total number of employees was 57,259 as of December 31, 2012, compared to 51,411 as of December 31, 2011 and 56,061 as of September 30, 2012.

BUSINESS REVIEW

Packaging Operations4
●	Net revenues generated from our packaging operations were NT$27,709 million during the quarter, up by NT$2,072 million, or by 8% year-over-year, and up by NT$528 million, or by 2% sequentially.
●
Net revenues from advanced packaging accounted for 26% of total packaging net revenues during the quarter, up by 4 percentage points from the previous quarter.  Net revenues from IC wirebonding accounted for 61% of total packaging net revenues during the quarter, down by 7 percentage points from the previous quarter.  Net revenues from discrete and other accounted for 13% of total packaging net revenues during the quarter, up by 3 percentage points from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 19.6%, up by 0.9 percentage points year-over-year and down by 0.2 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$133 million during the quarter, of which US$70 million was used for wirebonding packaging capacity and US$63 million for wafer bumping and flip chip packaging equipment.

●	As of December 31, 2012, there were 15,549 wirebonders in operation. 241 wirebonders were added and 304 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,036 million, up by NT$433 million, or by 8% year-over-year, and up by NT$125 million, or by 2% sequentially.
●
Final testing contributed 79% to total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort contributed 19% to total testing net revenues, up by 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,630 million, down from NT$1,644 million in 4Q11 and up from NT$1,605 million in 3Q12.
●	In 4Q12, gross margin for our testing operations was 37.8%, up by 4.1 percentage points year-over-year and up by 4 percentage points from the previous quarter.
●	Capital spending on our testing operations amounted to US$44 million during the quarter.
●	As of December 31, 2012, there were 2,905 testers in operation. 150 testers were added and 54 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$20,141 million, up by NT$5,694 million, or by 39% year-over-year, and up by NT$5,025 million, or by 33% sequentially.
●	Communications products contributed 44% to total EMS net revenues, up by 14 percentage points from the previous quarter. Computing products contributed 26% to total EMS net

4 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

revenues, which remained the same as the previous quarter.  Consumer products contributed 13% to total EMS net revenues, down by 3 percentage points from the previous quarter.  Industrial products contributed 11% to total EMS net revenues, down by 7 percentage points from the previous quarter.  Car products contributed 5% to total EMS net revenues, down by 3 percentage points from the previous quarter.

●	In 4Q12, gross margin for our EMS operations was 10.8%, down by 1.5 percentage points year-over-year and down by 2.5 percentage points from the previous quarter.
●	Capital spending on our EMS operations amounted to US$18 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,088 million during the quarter, up by NT$276 million, or by 15% year-over-year, and down by NT$99 million, or by 5% from the previous quarter.  Of the total output of NT$2,088 million, NT$650 million was from sales to external customers.

●	Gross margin for substrate operations was 15.3% during the quarter, up by 7 percentage points year-over-year and down by 1.4 percentage points from the previous quarter.
●	In 4Q12, our internal substrate manufacturing operations supplied 29% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 37% of our total net revenues in 4Q12, compared to 33% in 3Q12 and 37% in 4Q11.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 52% of our total net revenues during the quarter, compared to 48% in 3Q12 and 51% in 4Q11.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 34% of our total net revenues during the quarter, compared to 34% in 3Q12 and 31% in 4Q11.

EMS BASIS
●
Our five largest customers together accounted for approximately 71% of our total net revenues in 4Q12, compared to 61% in 3Q12 and 57% in 4Q11.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 84% of our total net revenues during the quarter, compared to 79% in 3Q12 and 80% in 4Q11.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply

Advanced Semiconductor Engineering, Inc.

only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2011 Annual Report on Form 20-F filed on April 20, 2012.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	4Q/12	3Q/12	4Q/11
Net Revenues	34,395	33,891	31,908
Revenues by End Application
Communications	55%	50%	56%
Computers	12%	12%	12%
Automotive and Consumer	33%	37%	32%
Others	0%	1%	0%
Revenues by Region
North America	58%	55%	58%
Europe	11%	12%	12%
Taiwan	18%	21%	20%
Japan	7%	6%	5%
Other Asia	6%	6%	5%

Packaging Operations
Amounts in NT$ Millions	4Q/12	3Q/12	4Q/11
Net Revenues	27,709	27,181	25,637
Revenues by Packaging Type
Advanced Packaging	26%	22%	24%
IC Wirebonding	61%	68%	63%
Discrete and Other	13%	10%	13%
Capacity
CapEx (US$ Millions)*	133	229	81
Number of Wirebonders	15,549	15,612	13,846

Testing Operations
Amounts in NT$ Millions	4Q/12	3Q/12	4Q/11
Net Revenues	6,036	5,911	5,603
Revenues by Testing Type
Final test	79%	80%	84%
Wafer sort	19%	18%	14%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	44	92	48
Number of Testers	2,905	2,809	2,585

EMS Operations
Amounts in NT$ Millions	4Q/12	3Q/12	4Q/11
Net Revenues	20,141	15,116	14,447
Revenues by End Application
Communications	44%	30%	37%
Computing	26%	26%	24%
Consumer	13%	16%	15%
Industrial	11%	18%	15%
Car	5%	8%	9%
Others	1%	2%	0%
Capacity
CapEx (US$ Millions)*	18	14	8
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2012	Sep. 30 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
Net revenues:
Packaging	27,697	27,165	25,623	104,563	102,882
Testing	6,036	5,911	5,603	22,657	21,932
Direct Material	650	799	668	2,735	2,678
EMS	20,141	15,116	14,447	62,483	57,645
Others	1,484	0	49	1,534	210
Total net revenues	56,008	48,991	46,390	193,972	185,347

Cost of revenues	(45,034)	(39,387)	(37,915)	(157,348)	(150,338)
Gross profit	10,974	9,604	8,475	36,624	35,009

Operating expenses:
Research and development	(2,138)	(2,030)	(1,954)	(7,874)	(7,118)
Selling, general and administrative	(2,893)	(2,776)	(3,020)	(10,989)	(11,070)
Total operating expenses	(5,031)	(4,806)	(4,974)	(18,863)	(18,188)
Operating income (loss)	5,943	4,798	3,501	17,761	16,821

Net non-operating (expenses) income:
Interest expense - net	(491)	(409)	(404)	(1,682)	(1,336)
Foreign exchange gain (loss)	587	243	348	965	36
Gain (loss) on equity-method investments	73	7	(25)	61	97
Gain (loss) on valuation of financial assets and liabilities	(400)	(223)	(72)	(697)	908
Others	98	42	(396)	183	471
Total non-operating (expenses) income	(133)	(340)	(549)	(1,170)	176
Income (loss) before tax	5,810	4,458	2,952	16,591	16,997

Income tax benefit (expense)	(1,269)	(865)	(340)	(3,042)	(3,018)
(Loss) income from continuing operations and before minority interest	4,541	3,593	2,612	13,549	13,979
Minority interest	(154)	(147)	27	(458)	(253)

Net income (loss)	4,387	3,446	2,639	13,091	13,726

Per share data:
Earnings (losses) per share
– Basic	NT$0.59	NT$0.46	NT$0.35	NT$1.76	NT$1.83
– Diluted	NT$0.58	NT$0.45	NT$0.35	NT$1.71	NT$1.78

Earnings (losses) per equivalent ADS
– Basic	US$0.101	US$0.077	US$0.059	US$0.297	US$0.311
– Diluted	US$0.099	US$0.076	US$0.058	US$0.289	US$0.304

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,504,787	7,506,691	7,511,748	7,575,896	7,700,036

Exchange rate (NT$ per US$1)	29.13	29.86	30.24	29.56	29.34

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2012	Sep. 30 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
Net revenues:
Packaging	27,709	27,181	25,637	104,616	102,999
Testing	6,036	5,911	5,603	22,657	21,946
Direct Material	650	799	668	2,735	2,678
Total net revenues	34,395	33,891	31,908	130,008	127,623

Cost of revenues	(26,401)	(26,165)	(25,118)	(101,344)	(98,885)
Gross profit	7,994	7,726	6,790	28,664	28,738

Operating expenses:
Research and development	(1,697)	(1,615)	(1,494)	(6,165)	(5,425)
Selling, general and administrative	(2,071)	(2,095)	(2,140)	(8,136)	(7,985)
Total operating expenses	(3,768)	(3,710)	(3,634)	(14,301)	(13,410)
Operating income (loss)	4,226	4,016	3,156	14,363	15,328

Net non-operating (expenses) income:
Interest expense - net	(503)	(413)	(346)	(1,681)	(1,174)
Foreign exchange gain (loss)	565	220	301	927	(3)
Gain (loss) on equity-method investments	1,088	574	369	2,223	1,122
Gain (loss) on valuation of financial assets and liabilities	(428)	(249)	(84)	(776)	792
Others	39	51	(459)	92	232
Total non-operating (expenses) income	761	183	(219)	785	969
Income (loss) before tax	4,987	4,199	2,937	15,148	16,297

Income tax benefit (expense)	(556)	(704)	(329)	(1,926)	(2,330)
(Loss) income from continuing operations and before minority interest	4,431	3,495	2,608	13,222	13,967
Minority interest	(44)	(49)	31	(131)	(241)

Net income (loss)	4,387	3,446	2,639	13,091	13,726

Per share data:
Earnings (losses) per share
– Basic	NT$0.59	NT$0.46	NT$0.35	NT$1.76	NT$1.83
– Diluted	NT$0.58	NT$0.45	NT$0.35	NT$1.71	NT$1.78

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,504,787	7,506,691	7,511,748	7,575,896	7,700,036

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2012	Sep. 30 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
Net revenues:
Total net revenues	20,141	15,116	14,447	62,483	57,645

Cost of revenues	(17,963)	(13,105)	(12,667)	(54,950)	(50,983)
Gross profit	2,178	2,011	1,780	7,533	6,662

Operating expenses:
Research and development	(446)	(421)	(467)	(1,732)	(1,706)
Selling, general and administrative	(756)	(658)	(828)	(2,697)	(2,904)
Total operating expenses	(1,202)	(1,079)	(1,295)	(4,429)	(4,610)
Operating income (loss)	976	932	485	3,104	2,052

Net non-operating (expenses) income:
Total non-operating (expenses) income	142	70	115	301	359
Income (loss) before tax	1,118	1,002	600	3,405	2,411

Income tax benefit (expense)	(236)	(165)	(7)	(642)	(651)
(Loss) income from continuing operations and before minority interest	882	837	593	2,763	1,760
Minority interest	(114)	(101)	(6)	(334)	(17)

Net income (loss)	768	736	587	2,429	1,743

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Dec. 31, 2012		As of Sep. 30, 2012

Current assets:
Cash and cash equivalents	20,266	21,864
Financial assets – current	4,170	1,700
Notes and accounts receivable	37,213	33,410
Inventories	32,073	32,922
Others	4,320	5,706
Total current assets	98,042	95,602

Financial assets – non current	2,366	2,304
Properties – net	126,150	124,831
Intangible assets	15,802	15,788
Others	4,144	3,447
Total assets	246,504	241,972

Current liabilities:
Short-term debts – revolving credit	36,885	36,910
Current portion of long-term debts	3,214	2,961
Notes and accounts payable	24,227	22,682
Others	20,377	21,342
Total current liabilities	84,703	83,895

Long-term debts	44,592	44,560
Other liabilities	4,750	4,848
Total liabilities	134,045	133,303

Minority interest	2,944	2,797

Shareholders’ equity	109,515	105,872
Total liabilities & shareholders’ equity	246,504	241,972

Current Ratio	1.16	1.14
Net Debt to Equity	0.54	0.56